June 18, 2007

Ronald D. Sugar
Chairman and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

> RE: Northrop Grumman Corporation
> Form 10-K for the fiscal year ended December 31, 2006
>
> **File No. 001-16411**

Dear Mr. Sugar:

We have reviewed your response letter dated May 18, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Operating Results, page 36
Consolidated Operating Results, page 39

1. We note you response to our prior comment 1, but do not believe that your revised disclosures were fully responsive to our prior comment. We note from exhibit A in your response letter dated May 18, 2007 and from your Form 10-Q for the quarterly period ended March 31, 2007 that you have revised your disclosure to separately quantify and disclose the nature of each item that gave rise to the period-to-period changes in revenue and operating margin. In this regard, a thorough analysis also involves discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from period to period. For example, you state on page I-31 in Form 10-Q for the quarterly period ended March 31, 2007 that the decrease in integrated systems revenue for three months ended March 31, 2007 was primarily due to $128 million in lower ISER sales due to lower sales volume in the E-2D Advanced Hawkeye and EA-18G programs, and $22 million in lower ISWR sales due to lower volume in the F-35 program, you should not only identify the decline in sales volume, but also should analyze the reason underlying the decline in sales volume. Your Segment Operating Margin analysis should also be revised accordingly to discuss for example the reason or factors (i.e. decrease in depreciation and amortization expense and / or decrease in labor or over head cost, etc. and a detail discussion on what lead to these changes and efficiencies) that caused the net performance improvements in the F/A-18 programs and the B-2 program totaling $17 million, which caused the integrated systems operating margin for the three month ended March 31, 2007 to increase by $12 million or 8 percent, as compared with the same period in 2006. You should provide enough information in your analysis to enable investors to see the company through the eyes of management. Please confirm that you will revise future filings accordingly. See FR 72 for guidance.

Item 8. Financial Statements

Note 17. Impact from Hurricane Katrina, page 86

2. We note you response to our prior comment 4, but do not believe that your current disclosures or your response were fully responsive to our prior comment. We note from your disclosures that as of December 31, 2006 management estimates that the costs to clean-up and restore its operations will total approximately $850 million of which the company has expended $393 million in cash to clean-up and

restore its facilities, including $192 million in capital expenditures through December 31, 2006. In this regard, tell us and disclose in your filing the amounts and nature of the amounts, of the total approximately $850 million figure discussed above, that you have accrued as of December 31, 2006 above and beyond the amount expended of $393 million in cash through December 31, 2006. Also, describe to us the nature of the costs, separately by type and amount, associated with the $192 million capitalized expenditures. Specifically, as it relates to the $192 million capitalized expenditures, please separately tell us the cost associated with (1) replacing assets completely destroyed and (2) repairing existing assets, which needed restoring as of December 31, 2006. Furthermore, based on your disclosure in note 17, it appears that you have only written-off $98 million in assets that were completely destroyed by the storm. In this regard, please tell us why no impairment charge was taken on assets damaged, but not completely destroyed by the storm as of December 31, 2006.

3. We note from your disclosure that as of December 31, 2006, you had received $344 million in insurance proceeds, in this regard, as previously requested, tell us and revise your disclosure in future filings to discuss whether any insurance recovery receivables amounts have been recognized on your balance sheet. Your response to us and your revised future disclosure should include your accounting policy for recognizing such insurance recovery receivables in the financial statements (i.e. timing of when you believe recognition of such receivable is appropriate).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Wesley G. Bush, President and Chief Financial Officer
(310) 556-4539